FUELS, INC.
                                  P.O. Box 917
                              Casper, Wyoming 82602
                               Phone (307)472-3000



                                February 7, 2014




Securities and Exchange Commission
Division of Corporation Finance
100 F Street, Mail Stop 7010
Washington, DC 20549

Re:     Fuels, Inc.
        File No. 333-191164

Dear Sir or Madame:

In response to your phone call today, Fuels, Inc. acknowledges to the Securities and Exchange Commission that:

     1. The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

     2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We hope this satisfies your requirement.

                                                 Sincerely,

                                                 FUELS, INC.

                                                 /s/ Roy C. Smith

                                                 Roy C. Smith,
                                                 Chief Executive Officer and
                                                 President